April 11, 2019

Sunil Bhonsle
Chief Executive Officer
Titan Pharmaceuticals, Inc.
400 Oyster Point Boulevard
South San Francisco, CA 94080

       Re: Titan Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed April 5, 2019
           File No. 333-230742

Dear Mr. Bhonsle:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Exhibits

1. Please file the form of indentures, Exhibits 4.2 and 4.3, with the next amendment. Please note that the form of indentures must be filed before we act on a request for acceleration regarding your Form S-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Sunil Bhonsle
Titan Pharmaceuticals, Inc.
April 11, 2019
Page 2

       Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameSunil Bhonsle                          Sincerely,
Comapany NameTitan Pharmaceuticals, Inc.
                                                         Division of
Corporation Finance
April 11, 2019 Page 2                                    Office of Healthcare &
Insurance
FirstName LastName